**EXHIBIT 99.1**

**JOINT FILING AGREEMENT**

**March 23, 2026**

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D dated March 23, 2026 (including amendments thereto), with respect to the shares of Common Stock of Franklin Covey Co. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

IN WITNESS WHEREOF, each party hereto, being duly authorized, has caused this Joint Filing Agreement to be executed and effective as of the date first written above.

Dated: March 23, 2026

**Askeladden Capital Management, LLC**

By:  /s/ Samir Patel
    Name: Samir Patel
    Title: Managing Member

**Samir Patel**
/s/ Samir Patel